August 26, 2008

Ms. Linda Cvrkel

Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E., Mail Stop 3561

Washington, D.C.  20549

RE:  Homeland Security Network, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 filed April 15, 2008 (File No. 000-15216).

Dear Ms. Cyrkel;

Thank you for your letter dated April 28, 2008.  We have reviewed your letter and we are taking the following actions as described below:

•

We have incorporated your final comments into the Company’s amended 2007 10-KSB report that we intend to file.

•

We have responded to the questions presented by the staff in a writing presented below.

Please feel free to contact me if you have any additional questions that we can answer for you.

Sincerely,

/s/ Peter Ubaldi

Peter Ubaldi

Chief Executive Officer

Cc:

Mr. Jeffrey Conrad, Esq.

RESPONSES TO QUESTIONS

Part 1.

Table of Contents

      Annual Report for CYE December 31, 2007, Form 10-KSB:
      SEC Comment #1
      SEC Comment #2
  SEC Comment #5
  Note 7, Capitalized Software Costs
  Response:
  We have taken steps to make sure that our footnote regarding this item in all future filings beginning with Form 10 QSB for the quarter ended March 31, 2008 discloses our revised accounting policy and references the correct accounting guidance.
  SEC Comment #7

Annual Report for CYE December 31, 2007, Form 10-KSB:

SEC Comment #1

Item 8A: Controls and Procedures

Response:

The Company will see that all future disclosures will comply with the guidance set forth under Item 307 of Regulation S-K.  We understand that all future disclosures will include our conclusions as to the effectiveness of the disclosures controls and procedures and will specifically state whether the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report.

Item 8A Controls and Procedures will be amended as follows:

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-KSB, an evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934).  Based  on  that  evaluation,  our  Chief Executive Officer and Principal Accounting Officer  concluded  that  our  disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we  file  or  submit  under the Securities Exchange Act of 1934 (i) is recorded, processed,  summarized  and  reported  within  the  time  periods  specified  in Securities  and Exchange Commission rules and forms, and (ii) is accumulated and communicated  to our management, including our Chief Executive Officer and Principal Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.  Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting.  Management's  assessment  of the effectiveness  of our internal control over financial reporting is expressed at the  level  of  reasonable assurance that the control system, no matter how well designed  and operated, can provide only reasonable, but not absolute, assurance that  the  control  system's  objectives  will  be  met.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Inherent in small business is the pervasive problem of segregation of duties.  Given that the Company has limited resources, the Chief Executive Officer also fulfills the Chief Financial Officer role and the Company employs a small limited office staff, segregation of duties is not possible at this stage in the corporate lifecycle.  Based on its assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s Report in this Annual Report.

Changes in Internal Control over Financial Reporting

Prior to the close 2007 fiscal year the Company performed a review of its internal controls and procedures and pursuant to its evaluation the Company made the following changes in its controls and procedures in order to strengthen its internal controls and procedures and ensure the accuracy of its financial reporting:

o

The Company has augmented, as necessary, such procedures by obtaining concurrence with independent outside accounting experts prior to finalizing financial reporting;

o

A process has been established whereby accounting and operational personnel and an executive management member collectively determine the appropriate accounting and disclosure review of material agreements; and

o

The Company has instituted regular quarterly meetings to review each department's significant activities and respective disclosure controls and procedures.

The Chief Executive Officer and the Principal Accounting Officer believe these actions have and will further strengthen the internal controls of the Company.

SEC Comment #2

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

Response

We included in the 10QSB filing for the first quarter of 2008 a cumulative statement of the issuance of shares of common stock.  This statement reconciled with the information in the shareholders’ equity statement and reconciles with the supplemental disclosures of cash flow information on the face of the statements of cash flows.  The reason for the differences in the 10KSB filing for the year ended December 31, 2007 was an accounting oversight and has been corrected and reconciled which occurred because the Company was in the process of relocating its offices which caused a disruption in our business functions and our review of the financial statements did not catch the error.  Our 10-QSB for the quarter ended March 31, 2008 reflected these corrections.

SEC Comment #3

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

Response:

We have taken steps to make sure that disclosures in future filings will include all disclosures relating to issuances of common stock and the reasons for the issuances of the stock.  We will make sure that all significant amounts of stock issued will be disclosed in the notes of the financial statements and will include the nature of each transaction, the number of shares issued, the share price and whether the share price represents the fair value at the time of issuance.  These disclosures will be in similar detail as presented in Part II, Item 5 – Recent Sales of Unregistered Securities and will reconcile to the statements of equity and cash flows.

SEC Comment #4

Notes to Audited Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Response:

In our 10QSB filing for the first quarter of 2008 we expanded our revenue recognition policy statement to provide greater clarity and robust detail of all deliverables bundled in our product and service offering.  We provided information as to how such bundled deliverables meet the criteria for revenue recognition under paragraph 9 of EITF 00-21.  We also provided information as to how we determined that there is objective and reliable evidence of the fair value of the undelivered items.  We also provided information regarding our policy of recognizing revenue on product sales upon shipment, that we are not responsible for installation, and that our revenue recognition policy is appropriate.

SEC Comment #5

Note 7, Capitalized Software Costs

Response:

We have taken steps to make sure that our footnote regarding this item in all future filings beginning with Form 10 QSB for the quarter ended March 31, 2008 discloses our revised accounting policy and references the correct accounting guidance.

SEC Comment #6

Note 9, Notes Payable

Response:

We have taken steps to make sure that our future disclosures regarding debt renegotiations and extended terms will include changes in covenants, maturity dates, and interest rates.

SEC Comment #7

Note 11. Related Party Transactions

Response:

R-144  common stock is what the Company was using referring to common stockstock that is issued with a restriction.  The Company will not use “R-144” but will simply refer to the stock as common stock of the issuer.   The accounting for the share issuance to Rodwell Software Systems was treated as issuance of stock for product/services since the Company only purchased the exclusive license of one asset of Rodwell Software Systems and the license was specific to the retail automotive industry.  The acquisition of this exclusive license to the vehicle control and tracking application software system did not constitute the net assets of business nor did the Company obtain control over Rodwell Software systems.  Thus, the Company treated the acquisition as a purchase of an asset.  The accounting literature upon which we relied was SFAS 144 Accounting for Asset Acquisitions and the general guidance of SFAS 144.

SEC Comment #8

Note 12, Line of Credit

Response:

In our 10QSB filing for the first quarter of 2008 we included a disclosure statement regarding the opening of this inventory line of credit with Lenders Funding. We also included a statement of related terms. We will make sure that all future filings will include disclosures of significant events and any amounts outstanding.

SEC Comment #9

Note 13, Divestiture of Subsidiary

Response:

In our 10QSB filing for the first quarter of 2008 we included clarification regarding what consideration was received in exchange for the sale of our subsidiaries to Monet Acquisition Corp. (Monet).  We also included a statement regarding why Monet was willing to advance funds of $95,000 in connection with the sale, and how the sale was recorded in our financial statements.

.

SEC Comment #10

Exhibits 31.1 and 31.2 for Forms 10 QSB for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007 and Form 10 KSB for the year ended December 31, 2007

10.  As requested in our prior comment letters dated October 10, 2006 and January 30, 3007, please revise your certifications to follow the exact form prescribed in Item 601(b)(31) of Regulation S-B.  Again, given our letters were sent prior to your filing of the Form 10-QSbB for all quarters ended 2007, we expect such changes to have been made.  Please ensure that all future filings follow the proper wording as prescribed in Regulation S-B.

Response:

The Company will make sure that all future certifications regarding Exhibits 31.1 and 31.2 will follow the exact form prescribed in Item 601(b)(31) of Regulation S-B.

Our Exhibits 31.1 and 31.2 have been amended and a sample Exhibit 31.1 is shown below:

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter Ubaldi, certify that:

1.   I have reviewed this report on Form ________ of Homeland Security Network, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made,  not  misleading  with  respect  to  the period covered by this report;

3.   Based on my  knowledge,  the  financial  statements,  and  other financial information  included  in  this  report,  fairly  present  in  all material respects  the  financial condition, results of operations and cash flows of the  registrant  as  of,  and  for,  the  periods presented in this report;

4.   The registrant's  other  certifying  officer(s)  and  I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

 a)

 Designed  such  disclosure  controls  and  procedures,  or caused such disclosure  controls  and  procedures  to  be  designed  under  our supervision,  to  ensure  that  material  information  relating to the registrant,  including its consolidated subsidiaries, is made known to us  by others within those entities, particularly during the period in which  this  report  is  being  prepared;

b)

 Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated  the  effectiveness  of  the  registrant's  disclosure controls  and  procedures and presented in this report our conclusions about  the effectiveness of the disclosure controls and procedures, as of  the  end  of  the  period  covered  by  this  report based on such evaluation;  and

d)

Disclosed  in  this  report  any  change  in the registrant's internal control over financial reporting that occurred during the registrant's most  recent fiscal quarter (the registrant's fourth fiscal quarter in the  case  of  an  annual  report) that has materially affected, or is reasonably  likely  to  materially  affect,  the registrant's internal control  over  financial  reporting;  and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of  directors  (or  persons  performing  the  equivalent  functions):

     a)   all significant  deficiencies  and  material  weaknesses  in  the design or operation of internal control over financial reporting which are  reasonably likely to adversely affect the registrant's ability to record,  process,  summarize  and  report  financial  information; and

     b)   any fraud,  whether  or  not  material,  that  involves  management or other  employees  who  have  a  significant  role  in the registrant's internal  control  over  financial  reporting.

DATED  this  __________________2008.

/s/ Peter Ubaldi

______________________________

Peter Ubaldi Chief Executive Officer